July 29, 2014

Board of Directors

PetSmart, Inc.

19601 North 27th Avenue

Phoenix, Arizona 85027

Attention: David K. Lenhardt, President and Chief Executive Officer

Ladies and Gentlemen,

JANA Partners LLC (“we” or “us”) beneficially owns 9.8% of the outstanding shares of PetSmart, Inc. (“PetSmart” or the “Company”), making us its largest shareholder based upon public information. While PetSmart was once an industry leader, it has long trailed most of its peers in shareholder value creation and failed to keep pace with its competitors, and shareholders have lost confidence that it can reverse course. We have therefore called on PetSmart to conduct a full review of all strategic alternatives including a sale. While we typically work constructively with boards and focus primarily on changes that can be made while companies remain public, given PetSmart’s chronic underperformance and significant private equity interest in the Company, a sale in this case very likely offers the highest risk-adjusted return for shareholders.

This is why we were stunned by recent reports suggesting that PetSmart’s board of directors (the “Board”), rather than conducting a fulsome review including engaging with potential acquirers, is instead considering short-circuiting this process and simply proceeding with a leveraged recapitalization. We are writing to warn the Board that pursuing any such alternative, without first determining whether a sale that delivers a greater risk-adjusted return can be consummated, would be roundly condemned by shareholders. A leveraged recapitalization is appropriate only where a company can credibly say that it will drive future value higher by addressing the underlying causes of its share price underperformance. Given the chronic underperformance of this Board for shareholders, it is clear that it has no such credibility. Such added leverage would therefore only add more risk to an already risky situation for shareholders, and thus a recapitalization is very likely to be inferior to a sale in magnitude and certainty of value creation.

PetSmart has clearly underperformed for shareholders over any relevant time period. As set forth below, for the 1, 2, 3, 5 and 10 year periods ending June 20, 2014 (prior to significant purchases by us that impacted the share price), PetSmart dramatically trailed its stated peer group.i

Total Shareholder Returns
	1-year	2-year	3-year	5-year	10-year
PetSmart	(13)%	(16%)	33%	198%	91%
Proxy Peer Average	16%	41%	68%	321%	294%
PetSmart Rank	16/17	16/17	14/17	11/17	14/16

A review of PetSmart’s history makes quite clear that this consistent underperformance for shareholders is not the result of a couple of bad quarters, as the Board has suggested to us, but years of operational and strategic missteps. While PetSmart benefited in the past from positive industry trends, including the humanization of pets and consumers shifting to premium products and organic pet foods, it failed to innovate during this time and capitalize on its leading position. Instead, the Company continued to rely upon store openings and product resets for growth, while peers surpassed it in innovation and performance. For example:

  Weak e-Commerce Presence: PetSmart failed to focus on its web presence until recently, including only making e-commerce growth a management compensation target in 2012 and hiring a dedicated digital executive this year, leaving it far behind peers. Cleveland Research has estimated that PetSmart’s on-line business is only 20-25% the size of its closest competitor, Petco Animal Supplies Inc. (“Petco”), despite PetSmart’s total sales being much larger. Credit Suisse has noted that “catching up, if [PetSmart] can, will be expensive and will lower earnings growth rates even further,”ii while Goldman Sachs has criticized the Company’s “belated recognition of the threat of ecommerce competition.”iii
  Suboptimal Pricing Structure: PetSmart’s national pricing structure has led to inconsistent positioning and left the Company uncompetitive in certain markets. For example, a basket pricing survey we commissioned recently revealed that PetSmart’s prices differed from a set of key competitors by an average of 15% in one major market, but were 35% higher in another. However, PetSmart still has yet to make addressing this problem a priority, with Mr. Lenhardt noting recently that “we’re very, very early days”iv on local pricing and that PetSmart still has “no plans thinking about next year to move to price zones.”v
  Inadequate Cost Management: Despite generating twice as much in revenues and generating more revenues per store, PetSmart has inexplicably generated lower margins than Petco. PetSmart generated a 18.5% EBITDAR margin in 2013 versus 20.0% for Petco, a differential which represents a $100 million annual shortfall for PetSmart.vi
  Failure to Develop New Store Formats: While PetSmart continued to focus only on opening large stores, Petco developed an innovative small-format strategy and now has over 100 “Unleashed” stores which are smaller and located more conveniently in neighborhoods and urban areas. PetSmart’s attempts to catch up four years later, such as opening a small format store in Faribault, Minnesota (population: 23,000), have come too late and been underwhelming. This head start for Petco has contributed to PetSmart underperforming Petco in store traffic by 16% since the first quarter of 2011.vii
  Lack of Product Innovation: We believe PetSmart has ceded its leadership position as the partner of choice with vendors developing new products. Likewise, the Company has failed to fully capitalize on its private label opportunity while peers like Pets at Home Group PLC (“Pets at Home”) have achieved significantly greater private label penetration, which helped Pets at Home deliver an operating margin of 13.6% compared to 10.0% for PetSmart for each company’s most recent fiscal year.

As a result of these missteps, PetSmart’s market share in the otherwise stable pet store channel has steadily declined according to Nielsen Financial Research;viii as Bank of America has noted, “PETM was losing share to Petco, [Tractor Supply Company] and independents.”ix PetSmart’s attempts to convince the market that it has begun to address this decline have fallen flat, with Northcoast Research noting recently that, “We think that [PetSmart] is heading in the wrong direction to solving its traffic and sales problems,”x and UBS saying of the Company’s recent efforts, “We are not sure that these steps are bold enough to make a meaningful difference.”xi

We believe that the Board bears ultimate responsibility for these failures. In fact, we have heard from shareholders that rather than recruiting and retaining skilled executives, the Board has micromanaged operations, to largely disastrous effect as described above. This is perhaps not surprising given the mixed track records of its members. The entire Board has also been in place during PetSmart’s deterioration in performance, and the average member’s tenure is 11 years (excluding the CEO, who has been with PetSmart for over 14 years).

It is also clear that the market does not believe that the future will be any better. Prior to our arrival, PetSmart had the seventh highest short interest of any company in the S&P 500. Only 7% of the analysts who cover PetSmart had its shares rated as a “buy,” down from 46% in January 2013, putting PetSmart in the bottom 10% of the S&P 500. Over the same period, PetSmart’s P/E valuation decreased by 30%, despite the P/E valuation of the S&P 500 increasing by 20%. Additionally, the debt market values the debt of Petco at 6.5 - 6.75x debt/EBITDAR,xii a multiple equal to PetSmart’s entire enterprise value of approximately 6.5x EV/EBITDAR prior to our arrival, further reflecting the market’s dim view of PetSmart’s prospects. PetSmart’s recently reduced disclosure only heightens these concerns, with Wedbush noting that this decreased transparency creates “more questions about the company’s ability to rectify execution issues.”xiii

Even if the Board had any credibility in asking shareholders to put their faith in a recapitalization, it has shown a clear inability to generate value through share buybacks. PetSmart has generated a negative return on repurchases over the 1, 2 and 3 year periods ending June 20, 2014 and ranks 16th out of 17 among its stated peers in generating value through share repurchases over the last 3 years. In short, if the Board believes that its value creation, operational or capital allocation track record offers even the slightest justification for pursuing a leveraged recapitalization before fully exploring a sale, it is severely mistaken.

By contrast, a sale very likely offers the highest possible risk-adjusted return for shareholders. As long-time shareholder Longview Asset Management noted in its public letter endorsing exploring a sale, “PetSmart is likely to be valued much more highly by private market participants than by its current public market investors.”xiv This is because a private equity buyer will pay shareholders based upon its confidence in its ability to create value, a confidence which is justifiably absent among current investors. Private equity can also take advantage of a highly attractive financing market, though given the possibly fleeting nature of the current environment PetSmart cannot afford to waste more time by floating ideas for potential standalone strategies whose time has likely long passed. We also note that, should the Board adopt any debt the terms of which would make a sale more difficult or enter into acquisitions that could deter a sale, shareholders will rightly see this as a wholly unjustifiable entrenchment device.

For these reasons, PetSmart must begin a full strategic review now which includes engaging with potential buyers, with the assistance of an independent investment bank and a prompt timeline for conclusion. Based on our discussions with investors, including the many calls we have received since our position was disclosed, it is clear that shareholders will accept nothing less. Therefore, should PetSmart fail to do so, we will not hesitate to seek significant Board change at the next annual meeting. If you wish to discuss this matter further, we can be reached at (212) 455-0900.

Sincerely,

 /s/ Barry Rosenstein

Barry Rosenstein

Managing Partner

JANA Partners LLC

i PetSmart’s Compensation Peer Group for 2013, per its proxy statement: Abercrombie & Fitch Co., Advance Auto Parts Inc., AutoZone, Inc., Bed Bath & Beyond Inc., Big Lots Inc., CarMax Inc., Dick’s Sporting Goods, Dollar Tree, Inc., Family Dollar Stores Inc., Foot Locker, Inc., GameStop Corp., L Brands, Inc., Ross Stores Inc., Tractor Supply Company, Ulta Salon, Cosmetics & Fragrance, Inc., and Williams-Sonoma Inc. “PetSmart Rank” represents PetSmart’s total shareholder return over the period versus these peers. Assumes all dividends reinvested. Data per Capital IQ.

ii Credit Suisse, May 27, 2014 (emphasis added)

iii Goldman Sachs, May 22, 2014 (emphasis added)

iv PetSmart FQ4 2012 Conference Call, March 6, 2013 (emphasis added)

v PetSmart 2013 Analyst/Investor Day, October 17, 2013 (emphasis added)

vi S&P Ratings Direct reports dated May 9, 2014 (PetSmart) and May 7, 2014 (Petco). EBITDAR is consistent with the S&P definition of EBITDA

vii Source: Nielsen Financial Service’s “Buying Households” metric. Such information does not constitute a reliable independent basis for investment advice and does not represent Nielsen’s opinion as to the value of any security or the advisability of investing in, purchasing or selling any security.

viii Such information does not constitute a reliable independent basis for investment advice and does not represent Nielsen’s opinion as to the value of any security or the advisability of investing in, purchasing or selling any security.

ix Bank of America Merrill Lynch, April 15, 2014 (emphasis added)

x Northcoast Research, May 21, 2014 (emphasis added)

xi UBS, May 21, 2014 (emphasis added)

xii Moody’s Investor Service: Global Credit Research, October 7, 2013

xiii Wedbush Securities, March 3, 2014 (emphasis added)

xiv Schedule 13D/A filed by Longview Asset Management LLC, July 7, 2014